Exhibit 99.1

For Immediate Release

ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES

OTC SYMBOLS CHANGE TO REFLECT NEW NAME

Hong Kong, February 19, 2010 – Asia Entertainment & Resources Ltd. (the “Company”) today announced that the trading symbols for its ordinary shares and warrants have been changed on the Over-the-Counter Bulletin Board to AERCF and AERLF respectively, effective February 22, 2010.  The symbols were changed to reflect the Company’s recent name change upon completion of its business combination and acquisition of Asia Gaming & Resort Limited (“AGRL”).

About Asia Entertainment & Resources Ltd.

The Company, formerly known as CS China Acquisition Corp. (“CS China”), acquired AGRL on February 2, 2010.  The principal business activities of its wholly owned subsidiaries are to hold Profit Agreements with VIP Room gaming promoter companies ("Promoters") and to receive 100% of the profit streams from the Promoters. The Promoters currently participate in the promotion of two major luxury VIP gaming facilities ("VIP rooms") in Macau, China, the largest gaming market in the world. One of the Macau VIP rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau and is operated by the MGM Grand Paradise S.A. Another Macau VIP gaming facility is operated by Galaxy Casino, S.A. and is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau. In addition, the Promoters plan to promote the first luxury VIP room in Jeju Island in South Korea, which will offer Macau-style gaming, and have concluded a favorable trial operation there.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

 James Preissler
646-450-8808
preissj@gmail.com